Exhibit (h)(2)

Appendix A

Master Portfolios of the Trust	Administration Fee (as % of net assets)
Money Market Master Portfolio	None[1]
S&P 500 Index Master Portfolio	None[1]
Treasury Money Market Master Portfolio	None[1]
U.S. Total Bond Index Master Portfolio	None[1]
Active Stock Master Portfolio	0.10
International Tilts Master Portfolio	0.05

Amended: October 30, 2019

Amended: March 9, 2020

1             BlackRock is not entitled to receive compensation for providing administration services to these Master Portfolios for so long as BlackRock is entitled to compensation for providing administration services to a feeder fund that invests substantially all of its assets in the Master Portfolio, or BlackRock or an affiliate receives advisory fees from the Master Portfolio.